VIA EDGAR

June 17, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	Alkermes Public Limited Company Form 10-K for the Transition Period Ended December 31, 2014 Filed February 24, 2015 File No. 001-35299

Dear Mr. Rosenberg:

On behalf of Alkermes Public Limited Company (“Alkermes” or the “Company”) set forth below is Alkermes’ response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 8, 2015 to James M. Frates, Alkermes’ Senior Vice President and Chief Financial Officer. For your convenience, we have set forth below the Staff’s comment in italics, followed by Alkermes’ response thereto.

Notes to Consolidated Financial Statements

Note 16 — Income Taxes, page F-39

1.              Your effective tax rate reconciliation shows significant fluctuations in the line item “foreign rate differential” however, we are unable to locate disclosure in your filing that explains the reasons for the fluctuations. In your disclosure, you indicate that this line item represents income or losses of non-Irish subsidiaries subject to tax at a rate other than the Irish statutory rate. Considering that your rest of world income was consistent between periods, we are unclear why this line item fluctuated so significantly. Please provide us proposed disclosure to be included in future filings that addresses whether the distribution of profits or losses in the jurisdictions that you operate changed between periods or if there were other reasons for the significant fluctuations.

Company’s Response:

For the year ended December 31, 2014, the Company reported a loss before income taxes of $(14.0) million and an income tax expense of $16.0 million, which yielded a negative effective tax rate of (114.2)%.  In reconciling the Company’s statutory Irish tax rate to this negative effective tax rate, all reconciling items that increased income tax expense were reflected as negative percentages, and all reconciling items that reduced income tax expense were reflected as positive percentages.

As disclosed, the foreign rate differential was (203.9) % for the year ended December 31, 2014.  The negative nature of this amount was due to the fact that foreign taxes were expressed as a percentage of the loss before income taxes of $(14.0) million. For the nine months ended December 31, 2013, the Company reported income before income taxes and therefore the foreign taxes for that period, expressed as a percentage of the income for that period, resulted in a positive foreign rate differential of 209%. Therefore, the significant fluctuation from a positive rate of 209% to a negative rate of (203.9)% was the result of the Company transitioning from income before income taxes for the nine months ended December 31, 2013 to a loss before income taxes for the year ended December 31, 2014.

With respect to your comment regarding the rest of the world income being consistent between periods, please note that the foreign rate differential relates to all non-Irish income.  Therefore, it is necessary to combine both the U.S. and rest of world amounts from the geographical table appearing on page F-40. The non-Irish income increased from $69.4 million in the nine months ended December 31, 2013 to $145.5 million in the year ended December 31, 2014.  Notwithstanding this significant increase in non-Irish income, the relative geographical distribution of (loss) /

income before income taxes is broadly consistent period over period.  Also, the relationship between non-Irish income and non-Irish taxes remained consistent period over period.

The Company proposes, in its future filings beginning with its Annual Report on Form 10-K for the period ending December 31, 2015, to insert the following underlined text in footnote (1) to the statutory to effective tax rate reconciliation table:

(1)         Represents income or losses of non-Irish subsidiaries, including U.S. subsidiaries, subject to tax at a rate other than the Irish statutory rate. The fluctuation in the foreign rate differential between the year ended December 31, 2014 and the nine months ended December 31, 2013 is due to the Company having a loss before income taxes in the year ended December 31, 2014, as compared to income before income taxes in the nine months ended December 31, 2013.

The Company also proposes, to the extent period on period fluctuations in other rates appearing in the statutory to effective tax rate reconciliation table are of a similar size, to insert text similar to the underlined text above in its future filings.

* * * *

In addition, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (781) 609-6000.

Sincerely,

Alkermes Public Limited Company

/s/ James M. Frates
James M. Frates
Senior Vice President and Chief Financial Officer